EXHIBIT 99.1

Student Transportation Inc. Launches New Video Series of CEO Interviews

Discussions Offer Inside Look at How Technology and Innovation are Shaping the Yellow School Bus Business

WALL, N.J., Oct. 15, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school bus transportation services, today announced the launch of a new video series of interviews with Chairman and CEO Denis J. Gallagher. The videos will be released every Wednesday beginning today on the company's website www.rideSTBus.com and will provide investors, school districts, and parents with an inside look at how the company is embracing technology, innovation, and diversity to transform the yellow school bus business.

The ongoing series, entitled "Our New Vision," features Gallagher in a Q&A session with Andrew Busch, CNBC on-air contributor and host of VoiceAmerica's "Engage with Andy Busch," at the NASDAQ MarketSite Studio in the heart of New York City's Times Square.

"Andy is a recognized expert in financial markets and his insightful questions provide a tremendous springboard for our discussion of today's school transportation environment and the challenges facing busy parents and school districts," Gallagher said. "He asks questions that our investors and the public ask us on a daily basis. As we develop new business units and new services, it's important that people hear the answers to their questions and feel as confident in our vision as we are."

In the first of the series, titled "Innovative Services," Gallagher discusses the role technology plays in streamlining and optimizing school bus routing and scheduling, as well as helping the company communicate and share information with parents and the company's school district partners.

Gallagher continues the discussion by further explaining SafeStop™, STI's innovative new mobile app that allows parents, students, and schools to securely pinpoint the location of a vehicle on its route to and from school. Details on the rollout of the program and when investors can expect to see it impacting the balance sheet are also included.

The second video in the series will be posted next Wednesday, October 22nd, and will focus on how the company's diverse and talented Board of Directors play a role in the company's vision and strategy moving forward. In subsequent installments, posted each Wednesday, Gallagher and Busch will discuss company financing, how STI is leveraging core services, and the family culture that differentiates STI in the industry.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Patrick Gallagher
         Manager of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com